PolyPid Ltd.

18 Hasivim Street

Petach Tikva 4959376, Israel

VIA EDGAR

July 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill

Re:	PolyPid Ltd. Acceleration Request for Registration Statement on Form F-3 File No. 333-257651

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PolyPid Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated to July 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Oded Har-Even of Sullivan & Worcester LLP at (212) 660-5002.

Sincerely,

POLYPID LTD.

/s/ Amir Weisberg
Amir Weisberg
Chief Executive Officer

cc:	Dikla Czaczkes Akselbrad, PolyPid Ltd
Oded Har-Even, Sullivan & Worcester LLP
Howard E. Berkenblit, Sullivan & Worcester LLP